Exhibit 99.1

STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Time and Date of Meeting	9:00 a.m. U.S. Central Time, on October 9, 2015

Place of Meeting	Stratasys NASH Building

9600 West 76th Street
Eden Prairie, Minnesota

Items of Business

(1)                  The election of each of Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Ms. Ziva Patir, and Mr. Clifford H. Schwieter to serve as a director of our Company until the 2016 annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation, replacement or removal.

(2)                  The approval of the payment of a cash bonus of $480,645 (approximately 1,885,000 New Israeli Shekels) to Mr. David Reis, our Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2014, as determined and approved by the compensation committee of our board of directors and by our board of directors (our “Board”) pursuant to their authority under Mr. Reis’ existing employment agreement, our Compensation Policy for Executive Officers and Directors, and the Israeli Companies Law, 5759-1999.

(3)                  The reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and authorization of our Board (upon recommendation of the audit committee of our Board) to fix their remuneration.

At the Annual Meeting, we will also discuss our financial statements for the year ended December 31, 2014 and transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Our Board recommends a vote FOR each of the above proposals.

Record Date	You are entitled to vote if you were a shareholder as of the close of business on September 4, 2015.

The proposals and details with respect to the Annual Meeting are described more fully in the enclosed proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety.  This notice, that proxy statement and a related form of proxy are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a report on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com. The full text of the proposed resolutions, together with the form of proxy for the Annual Meeting, may also be viewed beginning on September 11, 2015, at the registered office of our Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972.74.745.4300.

Voting

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal 2 is also subject to satisfaction of one of the following additional voting requirements:

•                           the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                           the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in our Company.

The vote of all Stratasys shareholders is important regardless of whether they attend the Annual Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Annual Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held via a broker, trustee or nominee, you may instruct them on how you want your shares voted. Specific instructions as to how to vote are set forth on the enclosed proxy card or voting instruction form provided by your broker, trustee or nominee.

By Order of the Board

Elchanan Jaglom

Chairman of the Board

Rehovot, Israel
August 31, 2015

This Notice of 2015 Annual General Meeting of Shareholders was

first published by our Company on or about August 31, 2015.

i

STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

PROXY STATEMENT FOR 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 9, 2015

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at our 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 9:00 a.m. U.S. Central Time, on October 9, 2015, at the Stratasys NASH Building, 9600 West 76th Street, Eden Prairie, Minnesota.

What items of business will be voted on at the Annual Meeting?

(1)                               The election of each of Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Ms. Ziva Patir, and Mr. Clifford H. Schwieter to serve as a director of our Company until the 2016 annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation, replacement or removal.

(2)                               The approval of the payment of a cash bonus of $480,645 (approximately 1,885,000 New Israeli Shekels (“NIS”)) to Mr. David Reis, our Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2014, as determined by our compensation committee of the Board (our “Compensation Committee”) and our Board pursuant to their discretionary authority under Mr. Reis’ existing employment agreement, our Compensation Policy for Executive Officers and Directors (our “Compensation Policy”) and the Israeli Companies Law, 5759-1999 (the “Companies Law”).

(3)                               The reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and the authorization of our Board (upon recommendation of the audit committee of our Board (the “Audit Committee”)) to fix their remuneration.

At the Annual Meeting, we will also discuss our financial statements for the year ended December 31, 2014, although that will not involve a vote of our shareholders. We will also transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Annual Meeting?

Under our Amended and Restated Articles of Association, as amended (our “Amended Articles”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within  one-half hour after the time appointed for the meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in the notice of the meeting. If such day falls on a statutory holiday (either in Israel or in the U.S.), the meeting will be adjourned to the first business day afterwards that is not a statutory holiday. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, approval of Proposal 2 requires satisfaction of either of the following two voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

•                  the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others, one-half or more of any one of the “means of control” of the company. “Means of control” is defined as either (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors or the chief executive officer of the company. In addition, for purposes of Proposal 2, a controlling shareholder includes a shareholder possessing at least 25% of the voting rights in the company if there are no other shareholders possessing more than 50% of the voting rights in the company. Two or more shareholders’ holdings will be aggregated in determining their voting rights if they each possess a personal interest in approval of the same matter.

A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s (or the shareholder’s spouse’s) immediate family (or spouses of such family members) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, a “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 2; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest in the approval of Proposal 2, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in Proposal 2 and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to Proposal 2.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest, and you wish to participate in the vote on Proposal 2, you should indicate controlling shareholder status or the existence of a personal interest on the enclosed proxy card and should furthermore contact our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 2, you should instead contact the representative managing your account, who should then contact our Vice President of Investor Relations on your behalf.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted.

If you hold shares beneficially in street name, the result will be different. If you do not return the voting instruction form, your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposals to ratify the selection of an independent registered public accounting firm and certain other routine matters, if you do not give them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on the proposals to elect Ms. Patir and Messrs. Jaglom, Crump, Fierko, Levin, McEleney, Reis and Schwieter to serve as directors of our Company, or to approve the payment of a cash bonus to Mr. Reis.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares, nominal value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”). Each ordinary share outstanding as of the close of business on the record date, September 4, 2015, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. On the record date, there were 52,029,002 ordinary shares outstanding and 130 shareholders of record. The closing price of the ordinary shares on that date, as quoted on the NASDAQ Global Select Market, was $28.39.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

You may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. Beneficial owners may vote by completing, signing and dating the voting instruction forms provided by their brokers, trustees or nominees and mailing them in the enclosed pre-addressed envelope. Beneficial owners may also be able to utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the Internet, at www.proxyvote.com, if so indicated on their voting instruction form.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, we have filed a report on Form 6-K with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit.  You can view the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on October 8, 2015, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Mr. Shane Glenn and Ms. Susan Camuel, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a report on Form 6-K to be furnished to the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On March 2, 2015, we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (our “2014 Annual Report”) with the SEC. Our 2014 Annual Report includes our audited 2014 financial statements, certain pro forma and pro forma non-GAAP financial information for 2014 as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2014 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2014 Annual Report to obtain additional information regarding our Company.

U.S. dollar translations of NIS amounts presented in this Proxy Statement are translated using the rate of NIS 3.922 to US$1.00, the exchange rate reported by the Bank of Israel on August 28, 2015 (the business day immediately preceding the date of the notice of the Annual Meeting).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 9, 2015

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting by contacting our Vice President of Investor
Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of August 31, 2015, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders and may not necessarily be accurate as of August 31, 2015. Ordinary shares that a person has a right to acquire within 60 days after the record date are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. We based our calculations of the percentage owned on 52,027,340 ordinary shares outstanding on August 31, 2015.

Name of Shareholder	Shares beneficially owned		Percentage of outstanding Shares
Roy J. Zuckerberg	3,002,027	(1)	5.9%
Elchanan Jaglom	2,963,625	(2)	5.8%
Baillie Gifford & Co	4,942,328	(3)	9.7%
T. Rowe Price Associates, Inc.	3,980,047	(4)	7.8%
Edgewood Management LLC	3,897,308	(5)	7.6%
All directors and executive officers as a group (15 persons)	4,515,086	(6)	8.6%

(1)         Represents shares beneficially owned as of December 31, 2014, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 13, 2015. Consists of 38,402 ordinary shares held by Zuckerberg Investment Partners, LP, 2,437,787 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership and 525,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 39.4% ownership of the membership interests of Hancock LLC. Mr. Zuckerberg is party to an agreement with respect to 1,788,649 of the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. The Roy J. Zuckerberg Family Trust is party to an agreement pursuant to which it has the right to independently make decisions as to the voting and disposition of 207,286 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Zuckerberg disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

(2)         Represents shares beneficially owned as of December 31, 2014, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 13, 2015. Consists of (i) 2,437,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership and (ii) the 525,838 ordinary shares held by Hancock LLC, a California limited liability company of which 60.6% of the membership interests are held by a company (which we refer to as the Hancock Member) of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to 649,138 of the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. The Hancock Member is party to an agreement pursuant to which it has the right to independently make decisions as to voting and disposition of 318,552 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(3)         Represents shares beneficially owned as of December 31, 2014, as indicated in the statement of beneficial ownership on Schedule 13G filed by Baillie Gifford & Co. on February 5, 2015. Ordinary shares reported as beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act of 1940, employee benefit plans, pension funds or other institutional clients.

(4)         Represents shares beneficially owned as of December 31, 2014, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by T. Rowe Price Associates, Inc., or Price Associates, on February 11, 2015. Price Associates is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the ordinary shares held by Price Associates. Not more than 5% of the class of ordinary shares is owned by any one client subject to the investment advice of Price Associates.

(5)         Represents shares beneficially owned as of December 31, 2014, as indicated in the statement of beneficial ownership on Schedule 13G filed by Edgewood Management LLC on February 13, 2015.

(6)         Includes 603,824 shares issuable upon the exercise of stock options that are presently exercisable or exercisable within 60 days after August 31, 2015.  Also includes shares held by directors or executive officers who are beneficial owners of more than 5% of our outstanding ordinary shares as of the date of their most recent public filings and does not include any acquisitions or dispositions of shares since the date of those filings.

PROPOSAL 1:

ELECTION OF DIRECTORS

Article 75.1 of our Amended Articles provides that the number of directors of our Company (including external directors) shall be between seven (7) and eleven (11) as determined from time to time by our Board. On December 22, 2014, our Board unanimously set the number of directors constituting the Board at ten (10) and has subsequently renominated all of the existing directors (excluding external directors) for reelection as directors until our 2016 Annual General Meeting of Shareholders, and until their respective successors are duly elected and qualified, or until their earlier resignation, replacement or removal.

Each of the director nominees, other than Ms. Patir and Mr. Reis, has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012, until the present time.  Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013.

Our two current external directors, Mr. Eyal Desheh and Mr. Victor Leventhal, are not subject to election at the Annual Meeting. As external directors, Mr. Desheh and Mr. Leventhal serve a three-year term in accordance with the provisions of the Companies Law, which expires on February 25, 2016.

The following table sets forth information regarding our directors as of the date of this proxy statement:

Name	Age	Position
Elchanan Jaglom	74	Chairman of the Board of Directors
Scott Crump	62	Chairman of the Executive Committee and Director and Chief Innovation Officer
David Reis	54	Chief Executive Officer and Director
Eyal Desheh	63	External Director
Edward J. Fierko	74	Director
Victor Leventhal	71	External Director
Ilan Levin	49	Director
John J. McEleney	53	Director
Ziva Patir	65	Director
Clifford H. Schwieter	67	Director

Messrs. Fierko, McEleney, Schwieter, Desheh, and Leventhal, and Ms. Patir, are independent directors as defined under the Listing Rules of the NASDAQ Stock Market.

We have provided below biographical information concerning our director nominees and our continuing external directors who are not subject to election at the Annual Meeting.

Nominees for Election at the Annual Meeting

Elchanan Jaglom has served as Chairman of the Board of Directors since February 19, 2015.  Mr. Jaglom previously served as the Chairman of the Executive Committee of our Company since the Stratasys-Objet merger. Prior to the Stratasys-Objet merger, he served as Chairman of Object’s board of directors from 2001 until the Stratasys-Objet merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 19, 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump previously served as Chairman of the Board of Directors since the Stratasys-Objet merger, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys, Inc. from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. From 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

David Reis has served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer since March 2009 and as a director since June 2013. He also served as a director of Objet from 2003 until the Stratasys-Objet merger.  Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by Hewlett-Packard Company (NYSE: HPQ), from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion/Israel Institute of Technology and an M.B.A. from the University of Denver.

Edward J. Fierko, who has served as a director of our Company since the Stratasys-Objet merger, also served in that capacity for Stratasys, Inc. from February 2002 until the merger.  Mr. Fierko serves as a member of the Audit Committee of our Board.  Since May 2003, Mr. Fierko has been President of EJF Associates, a consulting firm. From March 2003 to May 2003, Mr. Fierko was Vice President of GE Osmonics, Inc., a manufacturer of reverse osmosis water filtration devices. From November 1999 through February 2003, he served as President and Chief Operating Officer of Osmonics, and from November 1998 to September 1999 he served as Executive Vice President of Osmonics. From September 1987 to August 1998, Mr. Fierko was President and CEO of Ecowater International, a holding company with operating companies in the water, waste and special process treatment industry. Prior to that, Mr. Fierko held several management positions over a 23-year career at General Electric Company (NYSE: GE). He holds a B.S. in Accounting from La Salle University.

Ilan Levin has served as a director of our Company since 2000. Mr. Levin was appointed as President and Vice Chairman of the Objet board in February 2011, in which position he remained until the Stratasys-Objet merger.  Mr. Levin serves as a member of the Executive Committee of our Board.  He has been involved in venture capital and private equity investment activity since 1997, acting as a member of the board of directors and as an advisor for a wide variety of technology-related companies, as well as a director for Vision Sigma Ltd. (TLV: VISN:IT). From 2003 through 2009, he served as Chief Executive Officer of CellGuide Ltd. He holds a B.A.Sc. from the University of Toronto and an LL.B. from Tel Aviv University.

John J. McEleney, who has served as a director of our Company since the Stratasys-Objet merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys-Objet merger.  Mr. McEleney serves as a member of the Executive Committee of our Board.  He is the Chief Executive Officer of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape, he was the Chief Executive of Cloud Switch, which was acquired by Verizon Communications, Inc. (NYSE: VZ). He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University, and an M.B.A. from Northeastern University.

Ziva Patir has served as a director of our Company since June 2013, when she was elected as an unclassified director pursuant to an amendment to our Articles of Association that was adopted in June 2013.  Ms. Patir serves as a member of the Compensation Committee of our Board.  Since February 2014, Ms. Patir has served on the board of directors of ELTA Systems Ltd., an Israeli provider of defense products and services. She also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003, and as a member of the board of Kardan Vehicle Ltd., the Israeli licensee of Avis. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

Clifford H. Schwieter has been a director of our Company since the Stratasys-Objet merger, after having served in that same capacity for Stratasys, Inc. from 1994 until the merger. Since 2009, Mr. Schwieter has been the President and a Managing Director of C.H. Schwieter and Associates, LLC, a management and financial consulting firm; he also served in that capacity from 1994 to 2002. From 2002 to 2009, Mr. Schwieter was the President and Chief Executive Officer of Concise Logic, Inc., a software development company focused on semiconductor design tools. From July 1992 to March 1994, he served as President, Chief Executive Officer and a director of Centric Engineering Systems, Inc., which was engaged in the development of mechanical design and analysis software for computing systems ranging from workstations to mainframes and massively parallel networked computing environments. Mr. Schwieter was Vice President and General Manager of the Electronic Imaging Systems Division of the DuPont Company (NYSE: DD) from 1986 to 1991. From 1971 to 1986, Mr. Schwieter was with the General Electric Company (NYSE: GE), where he served as Vice President of GE’s Calma Company from 1985 to 1986 and was responsible for that subsidiary’s worldwide business in the mechanical design and factory automation arena. He was President and Representative Director of GE Industrial Automation, Ltd., a joint venture between GE and C. Itoh & Company located in Tokyo, from 1982 to 1985. He holds a B.S. in Industrial Management from the University of Cincinnati.

Continuing External Directors Not Subject to Election at the Annual Meeting

Eyal Desheh serves as an external director of our Company.  His appointment to that position was effective upon the closing of the Stratasys-Objet merger, on December 1, 2012, and was ratified by our shareholders on February 25, 2013.  Mr. Desheh serves as the Chairman of the Audit Committee of our Board and a member of the Compensation Committee.  Mr. Desheh currently serves as Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), a global pharmaceutical and drug company, and also served in that capacity from July 2008 to October 2013 (with the additional title of Group Executive Vice President since 2012). From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer of Teva. From 2000 until 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. (NASDAQ:CHKP), a global leading provider of network security solutions. From 1996 until 2000 he served as CFO of Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), and from 1989 until 1996, he served as deputy CFO of Teva Pharmaceuticals Ltd. Mr. Desheh holds a B.A. in Economics and an M.B.A. in Finance, both from the Hebrew University in Jerusalem.

Victor Leventhal serves as an external director of our Company.  His appointment to that position was effective upon the closing of the Stratasys-Objet merger, on December 1, 2012, and was ratified by our shareholders on February 25, 2013. Mr. Leventhal serves as the Chairman of the Compensation Committee of our Board and a member of the Audit Committee.  Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years.  He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6B of our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 2, 2015 (our “2014 Annual Report”), contains information regarding compensation paid to our directors and certain office holders in 2014, and Item 6C of our 2014 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those Items of our 2014 Annual Report to obtain additional information regarding our Board.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

RESOLVED, that the election of Mr. Elchanan Jaglom as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. Edward J. Fierko as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. Ilan Levin as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until her successor is duly elected and qualified, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

RESOLVED FURTHER, that the election of Mr. Clifford H. Schwieter as a director of Stratasys Ltd., effective from the date hereof, until the 2016 annual general meeting of shareholders, and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the election of each nominee to serve as a director.

Board Recommendation

The Board recommends a vote FOR the foregoing resolutions electing Ms. Patir and Messrs. Jaglom, Crump, Reis, Fierko, Levin, McEleney, and Schwieter, respectively, as directors of Stratasys Ltd.

PROPOSAL 2:

APPROVAL OF THE PAYMENT OF A CASH BONUS TO MR. DAVID REIS,

OUR CHIEF EXECUTIVE OFFICER, WITH RESPECT TO FISCAL YEAR 2014

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders (in the case of the shareholders, via a special majority, as described below). Under his employment agreement with our Company, which was approved by our shareholders before the Stratasys Inc.-Objet Ltd. December 2012 merger, Mr. Reis is entitled to a gross monthly salary of NIS 115,000 (approximately $29,322), as well as Company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds.

Mr. Reis’ existing employment agreement and our Compensation Policy also provide that our Board is authorized, at its discretion, to determine the amount (if any) of Mr. Reis’ bonus on an annual basis, based on his and our achievement of specific goals set by the Board.  In evaluating Mr. Reis’ performance, the Compensation Committee took into consideration the factors described in our Compensation Policy. The Compensation Committee also considered Mr. Reis’ personal performance and our overall performance as a company in relation to his target goals for 2014. In recognition of Mr. Reis’ significant contribution to our Company as its chief executive officer, and consistent with the terms of our Compensation Policy, the Compensation Committee and our Board have determined (in approvals provided on February 18, 2015 and February 19, 2015, respectively) that a cash bonus of $480,645 (approximately NIS 1,885,000) should be paid to Mr. Reis in respect of his performance for the year ended December 31, 2014 (the “CEO Bonus”).

The Compensation Committee and the Board (without the participation of Mr. Reis) have approved the CEO Bonus, subject to approval of our shareholders at the Annual Meeting, believing it is both an appropriate and reasonable discretionary bonus in respect of Mr. Reis’ and our Company’s performance in 2014 and well within market standards.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the CEO Bonus, as described in Proposal 2 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby is, approved for payment by the Company.

Required Vote

As described above, the approval of the CEO Bonus requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal (excluding abstentions). Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of all non-controlling shareholders who lack a personal interest in approval of the proposal and who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 2.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this Proposal 2, you should indicate such personal interest in the space provided in the enclosed proxy card and instead of voting on Proposal 2, you should contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or sglenn@stratasys.com, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you should contact the representative managing your account, who should in turn contact Mr. Glenn on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving payment of the CEO Bonus.

PROPOSAL 3:

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of our Audit Committee, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize our Board, upon recommendation of the Audit Committee, to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution:

RESOLVED, that the Auditors be appointed as the independent auditors of the Company for the year ending December 31, 2015 and until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the Audit Committee, be authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the Audit Committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 3.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution appointing the Auditors as our independent auditors for the year ending December 31, 2015.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2014 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 2, 2015. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. This discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2014 Annual Report, which was filed with the SEC on March 2, 2015, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on August 31, 2015, we issued a press release and furnished a related report on Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
September 14, 2015